Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Wells Fargo & Co

Name of person relying on exemption: As You Sow®; Presbyterian Life & Witness, Presbyterian Church (U.S.A), A Corporation; Portico Benefit Services

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Wells Fargo & Co (WFC)
Vote Yes: Item #8 – Disclose Climate-Related Litigation Risk

Annual Meeting: April 28, 2026

CONTACT: Mary Zuccarello | mzuccarello@asyousow.org

THE RESOLUTION

Shareholders request that Wells Fargo issue a report, at reasonable expense and excluding confidential information, that evaluates and describes the range of climate-related litigation risks associated with its financing of high-carbon activities.

SUMMARY

As climate-related harm becomes more pronounced across the world, and the costs to people and property grow, impacted parties have turned to the courts to seek compensation from responsible parties. Currently, thousands of climate cases have been brought or are currently moving through global courts, with over 150 cases in the U.S against high carbon emitters.1

Climate attribution science can now quantify individual companies’ contribution to climate damages with unprecedented precision.2 This in turn creates a pathway to hold banks liable for financing those emissions-intensive activities.

Financial institutions have already come under legal scrutiny for financing high-carbon sectors. A current lawsuit against BNP Paribas alleges that the bank’s loans to large oil and gas companies amounted to a breach of duty.3 A separate lawsuit argues that ING “is in breach of its legal societal standard of care by contributing to dangerous climate change.”4

Wells Fargo’s recent withdrawal of its 2030 and 2050 financed emissions reduction targets,5 combined with its position as the fifth largest financier of high-carbon activities globally,6 exposes the bank to material climate-related litigation risk that is not adequately disclosed to shareholders.

The convergence of growing climate-related harm, evolving legal precedents, climate attribution science, and regulatory scrutiny is fundamentally reshaping the risk landscape for banks that finance high-carbon activities. Assessment and disclosure of these risks is essential for shareholders to make fully informed investment decisions.

1 https://www.climatecasechart.com/

2 https://www.nature.com/articles/s41586-025-08751-3

3 https://www.cnn.com/2023/02/23/business/eurozone-biggest-bank-climate-lawsuit/

4 https://www.esgtoday.com/ing-faces-climate-lawsuit-from-group-who-won-case-against-shell/

5 https://www.reuters.com/sustainability/climate-energy/wells-fargo-drops-financed-emissions-target-amid-esg-rethink-2025-02-28/

6 https://www.bankingonclimatechaos.org/wp-content/uploads/2025/06/BOCC_2025_FINAL4.pdf

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

RATIONALE FOR A YES VOTE

1.	Climate-related litigation is emerging as a growing and material risk to financial institutions.
2.	Wells Fargo has failed to evaluate and/or disclose its climate-related litigation risk.
3.	Wells Fargo lags peers in climate-related risk disclosure and preparedness.

DISCUSSION

1.	Climate-related litigation is emerging as a growing and material risk to financial institutions.

Climate-related litigation is an increasingly material financial risk to banks. In February, 2023, three NGOs filed the world’s first climate lawsuit against a commercial bank—BNP Paribas—at the Paris Judicial Court, arguing that the bank violated France’s Duty of Vigilance Law by financing high-emitting companies and failing to take appropriate measures to measure add reduce the impact of financed greenhouse gas emissions.7 A separate lawsuit in The Netherlands argues that ING is in breach of its legal societal standard of care by contributing to climate change through its financing activities.8 Wells Fargo's scale of fossil fuel financing and its failure to take steps to reduce its financed emissions makes it a foreseeable target for similar claims.

Advances in climate attribution science make it possible to assert precise legal claims. Climate attribution science uses climate modeling, emissions records, and analysis to quantify the specific contribution of individual emitters to measurable climate-related harms such as extreme heat, wildfires, and flood damage.9 Through climate attribution, experts can quantify how a particular company’s emissions contributed to the severity of certain climate-related events, allowing plaintiffs to allege that identifiable actors bear a measurable share of responsibility for resulting damages. Courts are increasingly being asked to consider this form of proof, and some have begun to allow such claims to proceed. In the landmark Lliiuya v. RWE ruling in May 2025, a German court accepted attribution science as valid evidence, finding that a major emitter could, in principle, be held liable for its share of global emissions—even for damage occurring abroad.10 As emitters’ legal responsibility increases, the banks that finance them are also at risk of being held accountable for substantial damages.

The impacts of climate change are causing state legislatures to create new statutory frameworks to hold polluters accountable for their emissions. New York’s Climate Change Superfund Act aims to collect $75 billion from parties responsible for the climate crisis, to be put toward adaptation.11 Vermont has a comparable law in place,12 and California, Maine, Oregon, Connecticut, Rhode Island, and Hawaii are considering similar bills.13 Extending accountability to the financiers of climate change harms would be a natural and consistent progression of these legislative efforts.

7 https://www.amisdelaterre.org/wp-content/uploads/2023/02/dp-affaire-bnp-en-def-bd.pdf

8 https://www.climatecasechart.com/document/milieudefensie-v-ing-group-and-ing-bank_bc48

9 https://www.nature.com/articles/s41586-025-08751-3

10 https://blogs.law.columbia.edu/climatechange/2025/06/19/what-lliuya-v-rwe-means-for-climate-change-loss-and-damage-claims/

11 https://www.nysenate.gov/newsroom/press-releases/2024/liz-krueger/governor-signs-climate-change-superfund-act

12 https://climatechange.vermont.gov/climate-superfund

13 https://www.hklaw.com/en/insights/publications/2025/05/an-update-on-climate-superfund-laws-and-climate-change-lawsuits

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11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

2.	Wells Fargo has failed to evaluate and/or disclose its climate-related litigation risk.

Wells Fargo's current public disclosures do not address how the bank identifies, monitors, or manages climate-related litigation exposure.14 While banks have not yet been held liable for their financed emissions, the nature of such cases are often backward-looking. The cases seek to recover costs for damage caused by historical emissions rather than regulate or restrict future conduct. This distinction matters for financial institutions — it means liability is not contingent on future behavior, but on past and ongoing financing.

For these reasons, transparent disclosure of climate-related litigation risk is imperative. Without a comprehensive assessment of how these risks apply to its portfolio, and how the bank is addressing those risks, shareholders are left unable to evaluate the materiality of potential claims or the bank's possible liability.

3.	Wells Fargo lags peers in climate-related risk disclosure and preparedness.

Wells Fargo’s substantial financing of high-carbon sectors—including $143.4 billion between 2021-15—positions the bank at the intersection of multiple emerging legal risks including liability that is quantifiable through attribution science and the likelihood of more stringent state and international legal frameworks as climate damages increase globally. Unlike other major U.S. banks, which maintain financed emissions targets and provide climate-related risk disclosures, Wells Fargo has abandoned its financed emissions reduction targets and net zero goals and no longer provides Scope 3 category 15 disclosures associated with the bank’s loans, investments, and underwriting services.16

This disclosure gap prevents investors from adequately assessing the materiality of potential climate litigation claims against Wells Fargo, the bank’s preparedness to defend against such claims, and any strategic plans to mitigate litigation exposure.

RESPONSE TO WELLS FARGO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Wells Fargo Board of Directors recommends that shareholders vote against the Proposal on the following basis:

“In alignment with our risk management framework, and as described in our existing disclosures, the management and oversight of sustainability-related risks are integrated into the risk programs supporting our businesses across the enterprise.”

Proponents support the integration of sustainability-related risks into enterprise-wide risk management. However, Wells Fargo’s current disclosures fall short by failing to describe whether and how climate-related litigation risk is identified, measured, or monitored. As climate-related litigation against financial institutions accelerates globally, this gap in transparency leaves shareholders unable to evaluate Wells Fargo’s preparedness and raises concerns about the bank’s long-term management of material risks.

14 https://www.wellsfargo.com/assets/pdf/about/investor-relations/sec-filings/2025/10k.pdf

15 https://www.bankingonclimatechaos.org/wp-content/uploads/2025/06/BOCC_2025_FINAL4.pdf

16 https://www.reuters.com/sustainability/climate-energy/wells-fargo-drops-financed-emissions-target-amid-esg-rethink-2025-02-28/

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11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

“Our existing disclosures describe our own operational sustainability efforts as well as our client-centric sustainability approach.”

Proponents acknowledge Wells Fargo’s operational sustainability targets and strategies but the emissions associated with its operations are vastly overshadowed by the level of its financed emissions and are thus tangential to the core issue of assessing climate-related litigation risk. Existing lawsuits against financial institutions are focused on the financing of high-carbon activities, which Wells Fargo no longer discloses or discusses. The lack of transparency around high carbon financing activities (Scope 3, category 15 emissions), rather than operational activities (Scope 1 and 2 emissions) exposes Wells Fargo to risk.

“Public disclosure of the specific litigation risks that the proposal requests would not yield useful information to our shareholders, and could instead increase risks for Wells Fargo without providing value to the Company or our shareholders.”

The disclosure of climate-related litigation risk provides extremely useful information to shareholders because it signals whether Wells Fargo is prepared to manage its material risk. In the absence of financed emissions disclosures and targets, it is unclear to investors whether Wells Fargo is prepared for long-term climate-related risks, including those associated with its significant financing of high-carbon activities.

CONCLUSION

Wells Fargo has quietly stripped climate risk disclosures from its reporting even as litigation risk around high-carbon financing grows. Shareholders are left without the information they need to assess how exposed the bank truly is. A “Yes” Vote directs the bank to restore that transparency.

Vote “Yes” on this Shareholder Proposal #8.

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For questions, please contact Mary Zuccarello, As You Sow, mzuccarello@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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